June 16, 2000


VIA EDGAR

Ms. Kara A. Sandler
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:    CBRL Group, Inc. Registration Statement on Form S-3
       File No. 333-74363

Dear Ms. Sandler:

     CBRL Group, Inc. hereby requests to withdraw the Registration Statement on Form S-3, file number 000-25225, filed with the Securities and Exchange Commission on March 12, 1999 and amended on July 2, 1999. This registration statement is being withdrawn as CBRL Group, Inc. has decided to pursue other financing opportunities.

     Please do not hesitate to contact me with any questions.

                               Very truly yours,

                               /s/ James F. Blackstock

                               James F. Blackstock
                               Sr. Vice President & General Counsel



cc:    Mike Woodhouse
       Larry White
       Pat Scruggs
       Gary Brown, Esq.
       Susan Zaunbrecher, Esq.